Simpson Thacher & Bartlett llp
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502
August 22, 2011
VIA COURIER AND EDGAR

Re:	Exelis Inc. (f/k/a ITT DCO, Inc.) Amendment No. 1 to Registration Statement on Form 10-12B File No. 001-35228
Mr. Ajay Koduri
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mailstop 7010
Washington, D.C. 20549
Dear Mr. Koduri:
          On behalf of Exelis Inc. (f/k/a ITT DCO, Inc.) (the “Company” or “Exelis”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced amendment (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”), marked to show changes from the Registration Statement as filed on July 11, 2011. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.
          Furthermore, we are providing the following responses to your comment letter, dated August 5, 2011, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Amendment. The responses and information described below are based upon information provided to us by the Company. Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Registration Statement.

Summary, page 1
Our Company, page 1
1.	In the first paragraph of page 1 you disclose revenues for the year ended December 31, 2010 and the quarter ended March 31, 2011. To provide balance, also disclose your net income. Similarly revise your financial information on page 16.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 16, 46 and 76.
The Spin-Off, page 11
2.	Please disclose that you plan to make a cash transfer of approximately $681 million to ITT from the $890 million of indebtedness you expect to raise at or prior to the distribution. Each time you mention the $890 million of indebtedness throughout the information statement, also mention the $681 million cash contribution to ITT.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 8, 11, 26 and 40.
Q: What are ITT’s reasons for the spin-off?, page 7
3.	Please revise to briefly describe the negative factors associated with the spin-off considered by the ITT board of directors. Elaborate on these factors under “Reasons for the Spin-Off” on page 33.

In response to the Staff’s comment, the Company has revised its disclosure on pages 7 and 35.
Q: What are the U.S. Federal income tax consequences of the spin-off?, page 7
4.	Please disclose when you will obtain the tax opinion from tax counsel. Also disclose whether ITT can waive the receipt of this tax opinion as a condition to the spin-off.

In response to the Staff’s comment, the Company has revised its disclosure on page 8.
Q: What is the Contribution?, page 8
5.	Disclose how you arrived at the amount of indebtedness to be incurred by ITT DCO and the amount of cash to be contributed to ITT. Clarify how the cash contribution to ITT will “assist in the creation of appropriate capital structures for both ITT and ITT DCO.”

In response to the Staff’s comment, the Company has revised its disclosure on page 9.

Risk Factors, page 17
We are dependent on the U.S. Government for a substantial portion of our revenue, page 18
6.	We note your disclosure under this risk factor that the annual federal budget and appropriations to defense programs may affect your business. To provide context, please briefly describe how the risk of tighter defense budgets has already impacted your operations. Furthermore, please update your disclosure to discuss here and in your MD&A the potential impact of the Budget Control Act of 2011, to the extent material. Lastly, revise this risk factor heading to more specifically highlight the risk discussed.

In response to the Staff’s comment, the Company has revised its disclosure on pages 17, 57 and 58.
We have contracts with the U.S. Government that are classified..., page 20
7.	Please provide an indication of the extent to which your revenues are from classified programs.

Revenue derived from the Company’s classified programs for the years ended December 31, 2010, 2009 and 2008 range from approximately 9% to 14% of total revenue.

In response to the Staff’s comment, the Company has re-evaluated its risk factor disclosure relating to classified programs. The business risk associated with classified programs does not differ materially from those of the Company’s other U.S. Government programs and products, and are subject to the same oversight and internal controls as other U.S. Government programs. Those risks have already been disclosed on pages 17 and 18 under the risk factors “We are dependent on the U.S. Government for a substantial portion of our revenue and the outlook for U.S. Government spending is uncertain” and “The termination of government contracts may adversely affect our business.”

In lieu of adding disclosure to describe the risks related to classified programs, we have added disclosure on pages 85 and 86 under the heading “U.S. Government Regulatory Matters” related to classified programs as well other government regulatory matters.

In light of the foregoing and in consideration of the Staff’s comment, the Company has removed the risk factor entitled “We have contracts with the U.S. Government that are classified which may limit investor insight into portions of our business.”
We may be responsible for U.S. Federal income tax liabilities..., page 27
8.	Please further clarify which companies (ITT, DCO or WCO) will be liable for any federal income tax liabilities related to the distribution and whether the liabilities arise pursuant to federal laws or regulations or whether the liabilities arise pursuant to contractual agreements between the companies. For liabilities that arise pursuant to contractual agreements between the companies, please disclose whether ITT and WCO, in addition to DCO, have also agreed to not enter into any transactions that could cause the spin-off to be taxable to ITT and to indemnify ITT DCO for any tax liabilities resulting from such transactions.
In response to the Staff’s comment, the Company has revised its disclosure on page 28.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53
9.	We refer to the description of your transition services agreement with ITT Corporation on page 155, as well as the risk factors regarding becoming an independent, standalone, public company. Revise MD&A to describe the transition services agreement and provide information about the potential variability of your earnings and cash flows after becoming a stand-alone company.

In response to the Staff’s comment, the Company has revised its disclosure on pages 54 and 55 to describe the transition service agreements and disclose that the agreements will not provide for materially different historical costs allocated for the provision of certain services and that the Company’s results of operations and cash flows are not expected to be materially impacted. In addition, the Company has previously disclosed on page 55 that it expects to incur increased costs as a result of becoming an independent publicly-traded company.
Sources and Uses of Liquidity, page 67
10.	We note from your disclosures that you believe your future cash from operations together with your access to funds on hand and capital markets will provide adequate resources to fund your operating and financing needs. Please revise to clarify how long you expect these cash sources to be adequate and enhance your disclosures to provide a clear picture of your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements. We consider “long-term” to be the period in excess of the next twelve months. Clarify whether management believes the company will have sufficient cash and other financial resources to fund operations and meet its obligations beyond the next twelve months.

In response to the Staff’s comment, the Company has revised its disclosure on page 68.
11.	Please revise to disclose, if material, the amount of cash and short term investments held by your foreign subsidiaries and the potential impact on your liquidity. We note that there may be potential tax implications attributed to undistributed earnings of certain foreign subsidiaries, as disclosed in Note 6 Income Taxes.

As disclosed in the Registration Statement, the cash flows generated by the Company’s operations are predominantly derived from its contracts with the U.S. Government. Due to the significance of those operations, operating cash flow derived from international operations represent less than 5% of total cash flow. In addition, ITT has historically utilized a centralized approach to cash management and financing of its operations.

Pursuant to ITT’s centralized cash management approach, the majority of the Company’s cash is transferred to ITT daily and ITT funds the Company’s operating and investing activities as needed. As a result of these factors, the Company had a de minimus amount of cash and short term investments held by foreign subsidiaries for the six months ended June 30, 2011 and the years ended December 31, 2010 and 2009. As such, the Company respectfully submits that no disclosure is required.
Following the completion of the Company’s expected financing activities and the contribution of assets and liabilities to the Company, each as described in the Registration Statement, as well as withdrawing from the centralized cash management approach sponsored by ITT, the Company expects that the amount of cash and short term investments held by its foreign subsidiaries could increase in the future; however, the Company expects that it will generate the vast majority of its ongoing cash flow from U.S. operations. Should cash and short term investments held by foreign subsidiaries become material to the Company’s financial statements, the Company will disclose the amount of cash and short term investments held by foreign subsidiaries and describe the potential tax implications attributed to undistributed earnings of its foreign subsidiaries as appropriate.
Contractual Obligations, page 69
12.	In addition to providing the disclosure in the table as of your most recent fiscal year end, please also disclose known material changes to that information. We note, for example, your disclosures regarding the $890 million of debt you expect to incur.

In response to the Staff’s comment, the Company has revised its disclosure on page 71.
Goodwill and other intangible assets, page 73
13.	You disclose that the estimated fair value of your reporting units significantly exceeded their carrying value in the 2010 annual goodwill analysis. You also disclose in Note 10 to the financial statements at page F-24, that future goodwill impairment tests could result in a charge to income. Please disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Otherwise, disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:
•	Percentage by which fair value exceeded carrying value as of the most recent step-one test;

•	Amount of goodwill allocated to the unit;

•	Description of the methodology used to determine fair value;

•	Description of key assumptions used and how the key assumptions were determined; and

•	Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.
At December 31, 2010, the estimated fair values for all of the Company’s reporting units with significant goodwill substantially exceed their respective carrying values, and accordingly, no reporting unit with significant goodwill was at risk of failing step one of the goodwill impairment test. Accordingly, the Company has revised its disclosure on page 75.

In future filings, should any of our reporting units with significant goodwill have estimated fair values that are not substantially in excess of their carrying values and to the extent that goodwill for these reporting units, individually or in the aggregate, if impaired, could materially impact our financial statements, the Company will provide the recommended disclosures.
Management, page 90
Our Board of Directors, page 92
14.	For each director briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 92, 95 and 96.
Director Compensation Table, page 96
15.	For each director disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 99.
Executive Compensation, page 97
Overview of the AIP and Long-Term Incentive Target Awards, page 104
16.	We note you use ROIC at the Corporate, Group, and Value Center levels. Explain how this metric is calculated from your audited financial statements. See Instruction 5 to Item 402(b).

In response to the Staff’s comment, the Company has revised its disclosure on page 108.
17.	Please also disclose the Group ROIC and Operating Margin.

In response to the Staff’s comment, the Company has revised its disclosure on page 111 to disclose Group ROIC. In addition, the Company is providing the Staff on a confidential and supplemental basis in a separate letter dated today a detailed analysis as to why the Operating Margin performance targets applicable to named executive officers that had been established under the Company’s Annual Incentive Plan were not required to be disclosed under the standard set forth in Instruction 4 to Item 402(b) of Regulation S-K.
18.	We note your table at the top of page 109 titled “Target AIP Award Percentage of Base Salary and Weighting of AIP Performance Components.” For each performance target, add a column that discloses the level of achievement and, for each named executive officer, disclose the total performance achievement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 113 and 114.
Long-Term Incentive Awards Program, page 112
19.	We note the TSR awards generally are based on your performance as compared to the performance of the companies in the TSR Performance Index which consists of the S&P Industrial Companies listed on Appendix A but do not include those companies in the utility or transportation service industries. To clarify the companies that make up the Index, please mark them with an asterisk and provide a legend in Appendix A.

Appendix A includes only the 174 companies utilized in the Towers Watson Compensation Data Bank Analysis to benchmark ITT executive compensation and does not include all of the companies in the S&P Industrials Companies. Although both Appendix A and the TSR Performance Index are derived from industrial companies within the S&P 500, the TSR Performance Index, which is composed of all of the S&P Industrial Companies, without consideration of utility and transportation services industries, contains over two times the number of companies in Appendix A. As such, marking the companies on Appendix A that are included in the TSR Performance Index with an asterisk would not provide the full list of companies in the TSR Performance Index. However, in response to the Staff’s comment, the Company has revised its disclosure on page 116 by amending the description of the TSR Performance Index to indicate that the TSR Performance Index is adjusted to exclude companies that are added or deleted from the S&P 500 index during the performance period. As of December 31, 2010, the TSR Performance Index included between 312 and 365 companies, based on award year. Accordingly, the companies included in the TSR Performance Index differ with respect to each TSR award.
Certain Relationships and Related Party Transactions, page 153
Tax Matters Agreement, page 154
20.	Please revise to clarify the restrictions on future actions agreed to by you, ITT and WCO to provide assurance that the distribution will be tax-free, including the nature of the strategic or other transactions you are restricted from pursuing.

In response to the Staff’s comment, the Company has revised its disclosure on page 159.
Note 1. Description of Business and Summary of Significant Accounting Policies
Principles of Combination and Basis of Presentation, page F-8
21.	We refer to your discussion of expenses allocated to you from ITT. You state that you believe these have been allocated to you on a reasonable basis; however, the allocation may not reflect the expenses you would have incurred as an independent, publicly traded company. In this regard, please revise, to disclose management’s estimate of what the expenses would have been on a standalone basis if DCO had operated as an unaffiliated entity from ITT. Please refer to SAB Topic 1:B.1 for additional guidance.

The Company notes that pursuant to Question 2 of SAB Topic 1.B.1, the staff has required footnote disclosure, when practicable, of “management’s estimate of what the expense would have been on a standalone basis, that is, the cost that would have been incurred if the subsidiary had operated as an unaffiliated entity.”

The Company does not believe that disclosure of management’s estimate is practicable because such amounts would be derived from estimates based on highly subjective assumptions. These assumptions are referred to in our disclosure on page F-8 as follows: “Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.” As our organization structure has not been chosen, the Company believes that it is not practicable to provide an estimate of such costs.

With regard to the preparation of the Company’s pro forma condensed combined statements of operations, the Company evaluated the criteria under Article 11-02(b)(6) of Regulation S-X. Pursuant to the guidance, no pro forma adjustments were made to the Company’s pro forma financial statements to reflect the additional costs it expects to incur as a stand-alone public company because they are projected amounts based on judgmental estimates and therefore the Company believes that they do not meet the “factually supportable” criteria of Article 11-02(b)(6) of Regulation S-X.

The Company acknowledges that it is pertinent to inform the readers of its financial statements that the Company’s carve-out historical statements of operations include allocations of certain ITT costs and then disclose, to the extent material, an estimated range of additional recurring costs the Company expects to incur annually as a stand-alone public company. The Company believes the nature of such forward looking disclosures are most closely aligned with the objective under Article 11-02 of Regulation S-X to “provide investors with information about the continuing impact of a particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time.” Accordingly, the Company had incorporated such disclosures into its “Unaudited Pro Forma Condensed Combined Financial Statements” on page 47 as follows: “As a stand-alone public company, we do not expect our recurring costs to be materially higher than the expenses historically allocated to us from ITT.”
Therefore, for the reasons noted above, the Company does not intend to provide additional financial statement footnote disclosure, to quantify and disclose the amount of expenses that it would have incurred during the historical periods on a standalone basis, as it is not practicable.
Note 16. Commitments and Contingencies, page F-38
22.	We note from your disclosures that you have estimated and accrued $22 million for environmental matters as of December 31, 2010. Please tell us how you considered the guidance found in ASC 450-20-50-3, which requires companies to disclose the amount or range of reasonably possible losses and disclosures required by Questions 2 and 4 of SAB Topic 5:Y.

Pursuant to ASC 450-20-50 and SAB Topic 5:Y, the Company is required to disclose an estimate of the possible loss or range of loss, or state that such an estimate cannot be made, if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either accruals are not appropriate under ASC 450-20-25-2 or a loss exists in excess of the accrued amounts. Following this guidance, the Company regularly evaluates the status of the environmental matters with which it is involved to evaluate whether accruals are appropriate under ASC 450-20-25-2, and to determine whether an estimate of possible loss or range of loss can be made under ASC 450-20-50-4, if accruals are not appropriate.

Related to environmental matters, the Company has disclosed an accrual of $22 million in the aggregate for probable losses subject to reasonable estimation as of December 31, 2010. The Company does not believe that the estimate of reasonably possible losses in excess of the amount accrued is material for disclosure; however, in light of the Staff’s comments, the Company has revised its disclosure on page F-57 to reflect ranges of reasonably possible loss contingencies and will continue to do so in future filings.
Note 17 Segment Information, page F-40
23.	You disclose that the C4ISR electronics and systems segment provides products for government and commercial customers around the world. Please disclose the amount of revenues and long-lived assets attributed to foreign countries in total and by individual country, if material, as required by ASC 280-10-50-41.

Pursuant to ASC 280-1-50-41, a public entity shall report the following unless it is impracticable to do so:
o	Revenues from external customers attributed to the public entity’s country of domicile and attributed to all foreign countries in total from which the public entity derives revenues. If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. A public entity shall disclose the basis for attributing revenues from external customers to individual countries.
o	Long-lived assets other than financial instruments, long-term customer relationships of a financial institution, mortgage and other servicing rights, deferred policy acquisition costs, and deferred tax assets located in the public entity’s country of domicile and located in all foreign countries in total in which the public entity holds assets. If assets in an individual foreign country are material, those assets shall be disclosed separately.
The amounts reported shall be based on the financial information that is used to produce the general-purpose financial statements. If providing the geographic information is impracticable, that fact shall be disclosed. A public entity may wish to provide, in addition to the information required by the preceding paragraph, subtotals of geographic information about groups of countries.

Following this guidance, the Company regularly evaluates the amount of foreign sales to evaluate whether geographical disclosure is appropriate under ASC 280-10-50-41. What is material for this purpose is not specified by ASC 280, but rather is based on the judgment of management based on a consideration of both quantitative and qualitative factors.

Related to revenues from external customers, the Company has disclosed on page 85 under “International Sales” that approximately 11% relates to foreign sales, however, that number includes approximately 5% of sales that are foreign military sales through the U.S. Government. Therefore, foreign sales direct to third party customers are approximately 6%, 4% and 3% as of December 31, 2010, 2009 and 2008, respectively; however, such an amount was not considered material and the Company concluded that additional disclosure required by ASC 280 was not necessary. Additionally no one country represented more than 1/2% of total revenues.

With regard to long-lived assets, less than 1/2% of Company assets are attributable to foreign entities. Accordingly, the Company does not consider disclosure under the guidance in ASC 280 warranted due to immateriality.

Therefore, the Company respectfully submits that it is in compliance with the applicable authoritative accounting literature after considering the materiality of the geographical information and consistent with ASC 105-10-05-6, which states the Codification need not be applied to immaterial items. In future filings, should our foreign revenues or assets become material, in accordance with ASC 280, the Company will provide the required disclosures.
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     The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended. The Company acknowledges that:
o	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to call Gary L. Sellers at 212-455-2695 or Arjun Koshal at 212-455-3379, with any questions or further comments you may have regarding the filing or if you wish to discuss the above responses.
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Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission Christy Adams Terry French Kathleen Krebs Exelis Inc. David F. Melcher Ann D. Davidson